SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of July


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                     Form 20-F     X      Form 40-F
                               ---------            ---------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                         Yes              No    X
                             ---------      ---------


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V.
            dated July 25, 2006 announcing the acquisition of Hills
                          Independent Traders Ltd.(HIT)

         Van der Moolen Holding NV acquires Hills Independent
                      Traders Ltd. from Binck NV


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--July 25, 2006--Van der Moolen Holding NV (NYSE:VDM) (Amsterdam:VDMN) is pleased to announce that it has agreed to acquire the activities of Hills Independent Traders Ltd. (HIT) from Binck NV. HIT is one of the profitable trading business parts that Binck continued after the reorganization of the former AOT activities in 2004/2005. The acquisition of the HIT activities is subject to regulatory consent.
    HIT's activities include proprietary derivatives trading and corresponding underlying values in London. These activities fit well with VDM's mid-term growth strategy to expand its facilitating role as global liquidity provider on all major electronic derivatives exchanges.
    The acquisition is based upon a business and assets transaction, including the transfer of the employees and trading portfolio at market value.
    Richard den Drijver, Van der Moolen's CEO, commented: "The acquisition of HIT links up perfectly with VDM's goal to strengthen its position on the derivatives exchanges. HIT has a strong presence on Euronext.Liffe and the London Stock Exchange, a market position VDM is keen to acquire. We are therefore excited to integrate HIT's activities with our trading activities and accelerate our goal to become a leading liquidity provider."

    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate
Communications, telephone +31 (0)20 535 6789.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             +31 (0)20 535 6789.
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VAN DER MOOLEN HOLDING N.V.

         Date: July 25, 2006                    By: /s/ Richard E. den Drijver

                                                    ----------------------------

                                                name: Richard E. den Drijver
                                                title: Chairman of the Executive
                                                Board

                                                By: /s/ Leo J. Pruis

                                                    ----------------------------

                                                name: Leo J. Pruis
                                                title: Chief Financial Officer
                                                   Member of the Executive Board

                                                By: /s/ Casper F. Rondeltap

                                                    ----------------------------

                                                name : Casper F. Rondeltap
                                                title: Member of the Executive
                                                Board

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